EXHIBIT 17.1

Amanda Murphy

15216 Lafayette Way, Tustin CA 92782

(949) 350-1478

mandamurphy@icloud.com

March 7, 2024

By Email (scott.absher@shiftpixy.com)

Scott W. Absher, Chairman and CEO

ShiftPixy, Inc.

4101 NW 25th Street

Miami, FL 33142

Re: Termination

Dear Scott:

I write to confirm our conversation yesterday, in which you terminated my employment as Chief Operating Officer of ShiftPixy, Inc. (“ShiftPixy” or the “Company”), effective immediately. This also confirms the wages and other amounts due to me from the Company which, pursuant to California law, I should have received yesterday, but did not:

1.

Back Pay: On October 22, 2021, the Board of Directors approved an increase in my annual salary from $264,152 to $500,000, to coincide with my promotion to Chief Operating Officer of the Company, effective and payable on January 1, 2022. In December 2022, at your request, and as an accommodation to the Company based on the financial challenges it was experiencing at that time, I agreed to an adjustment of my salary going forward to the prior level of $264,152. Nevertheless, I never received any portion of the raise while it was in effect (again, due to an accommodation on my part based upon the Company’s financial difficulties at the time), even though it continued to accrue on ShiftPixy’s books. Therefore, I am legally entitled to and anticipate receiving the portion of the raise earned but not yet paid, in addition to any other wages earned but not yet paid through the date of my termination.

2.

Accrued Paid Time Off: According to the Company’s employee portal, I have accrued a total of approximately 846.21 hours of compensable PTO through March 6, 2024, for which I am entitled to be compensated. Any additional PTO accrued through the effective date of my termination should be included in my final payment as well.

3.

Unreimbursed Travel Expenses: I have submitted an expense reimbursement for my recent trip to Miami, FL for a little over $300. Also, you indicated during our conversation that my termination was due to unlawful conduct on my part. This is an absurd allegation that you know to be false, and which is flatly contradicted by ShiftPixy’s books and records. Indeed, as you are aware from having directly supervised me for the past 8 years, I have always performed my job in an exemplary manner, and have always adhered to the highest ethical and professional standards. Your allegations are shameful and slanderous, and I expect an apology from you in writing. You should be further advised that I will take all legal action necessary to prevent the spread of any false information about me, and I will hold you and all other responsible individuals to account for any damages resulting from your wrongful conduct.

Letter to Scott W. Absher

March 7, 2024

Amanda Murphy

15216 Lafayette Way, Tustin CA 92782

(949) 350-1478

mandamurphy@icloud.com

Please advise me as soon as possible when I can expect to receive the payments that I am owed.

Very truly yours,

Amanda Murphy

Cc:	(By email)

Christopher Sebes, Director (christopher.sebes@shiftpixy.com)

Whitney White, Director (whitney.white@shiftpixy.com)

Martin Scott, Director (martin.scott@shiftpixy.com)

Timothy Papp, General Counsel (timothy.papp@shiftpixy.com)

Letter to Scott W. Absher

March 7, 2024